UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24

BOGOTA D.C. – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on July 26, 2013 (File No. 333-190198).

Exhibits

Exhibit 99.1 – English translation of the Unaudited Interim Condensed Consolidated Financial Statements for the three-month periods ended March 31, 2016 and 2015 and at March 31, 2016 and December 31, 2015 as filed with the Superintendency of Finance (Superintendencia Financiera de Colombia).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
Name: María Fernanda Suárez
Title: Chief Financial Officer

Date: June 8, 2016

RECENT DEVELOPMENTS

The following discussion of Ecopetrol S.A.’s (which we refer to as “Ecopetrol,” the “Company” or “we”) results of operations for the three-month periods ended March 31, 2016 and 2015 should be read in conjunction with our annual report on Form 20-F for the fiscal year ended December 31, 2015, as filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on April 29, 2016 (which we refer to as the “Form 20-F”) and, in particular, “Business Overview” and “Financial Review” in the Form 20-F, and with our unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2016 and 2015 and at March 31, 2016 and December 31, 2015 as filed with the Superintendency of Finance (Superintendencia Financiera de Colombia), for which an English translation is filed with the SEC as Exhibit 99.1 to this Form 6-K (which we refer to as the “unaudited interim condensed consolidated financial statements”). We hereby designate this report on Form 6-K as being incorporated by reference into our registration statement on Form F-3, as filed with the SEC on July 26, 2013 (File No. 333-190198).

Our consolidated financial statements for the years ended December 31, 2015 and 2014 included in the Form 20-F were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Our date of transition to IFRS was January 1, 2014. Such consolidated financial statements are our first financial statements prepared in accordance with IFRS.  Until December 31, 2014, we prepared our audited consolidated financial statements in accordance with Colombian Government Entity GAAP issued by the Contaduria General de la Nación with reconciliation to United States Generally Accepted Accounting Principles (“U.S. GAAP”). As required by IFRS 1—First Time Adoption of International Financial Reporting Standards— our financial position and results of operations for the year ended December 31, 2014 have been restated in accordance with IFRS. Note 35 to our consolidated financial statements included in the Form 20-F contains an analysis of the presentation and disclosure effects of adopting IFRS and the effects on equity and net income for the fiscal year ended December 31, 2014 as of January 1 and December 31, 2014. Following our adoption of IFRS, we are no longer required to reconcile our financial statements to U.S. GAAP.

Our unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2016 and 2015 included herein were prepared in accordance with current reporting standards as in effect in Colombia (“Colombian IFRS”) (which is the accounting standard we use for local reporting purposes).

IFRS differs in certain significant respects from Colombian IFRS. As a result, our financial information presented under IFRS is not directly comparable to any of our financial information presented under Colombian IFRS. For a description of the differences between Colombian IFRS and IFRS (i) as it applies to our consolidated financial statements for the years ended December 31, 2015 and 2014, see “Financial Review—Summary of Differences between Internal Reporting (Colombian IFRS and IFRS)” in the Form 20-F and (ii) as it applies to our unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2016 and 2015, see “Summary of Differences between Internal Reporting (Colombian IFRS and IFRS)” below.

As indicated in paragraphs 9 and 18 of the International Accounting Standard 27 “Consolidated and Separated Financial Statements” we must present our financial information on a consolidated basis as if we were a single entity, combining the financial statements of Ecopetrol S.A. and its subsidiaries line by line, adding assets, liabilities, shareholder’s equity, revenues and expenses of similar nature, removing the reciprocal items among members of the Ecopetrol Group and recognizing non-controlling interest.

Overview

Ecopetrol’s financial results for the first three months of 2016 reflect the negative effect of international oil crude prices. Ecopetrol generated profits amid this challenging environment, focusing its efforts on reducing costs, increasing efficiency, producing profitable barrels and prioritizing cash generation. Our net income attributable to the owners of Ecopetrol for the three-month period ended March 31, 2016 was COP$363 billion, representing an increase of 127% when compared to that of the same period of 2015, when net income attributable to the owners of Ecopetrol was COP$160 billion. Average production during the first quarter of 2016 (including from interests in affiliates and subsidiaries) was 736.6 mboed, which reflects a decrease of 4.8% when compared to the three-month period ended March 31, 2015. Refining margin reached US$14.1 per barrel in the three-month period ended March 31, 2016, a 24.2% decrease compared to the three-month period ended March 31, 2015, and the total volume transported during the first three months of 2016 was 1,216.4 mbd, a 4.5% decrease compared to the 1,273.5 mbd transported during the first three months of 2015.

Since the second half of 2014, international crude oil benchmark prices have declined dramatically. From its peak in June 2014, the ICE Brent crude oil index monthly contract price fell by more than 65%, to US$28 per barrel. This drop represents a 12-year low and directly impacted the revenue of oil producing companies, including Ecopetrol. Moreover, during the first three months of 2016 the average price of Brent crude was US$35.2 per barrel, which is approximately 36% lower than the average price of Brent crude recorded during the first three months of 2015 (US$55.1). This price decline is primarily the result of the continuing imbalance between demand and supply of crude oil, high levels of crude oil inventories worldwide, and a lower growth outlook in the leading global economies.

The global economy in the three-month period ended March 31, 2016 was negatively affected by the continuing slowing of China’s economy, a factor that affected growth across the emerging markets. The United States economy, meanwhile, experienced a drop in its unemployment rate but continued to operate at below average GDP and inflation levels. Also, as a consequence of the decrease in oil prices since the third quarter of 2014, oil-producing countries have cut back investment significantly, impacting not only the oil sector, but also labor and currency markets, particularly in non-U.S. dollar denominated economies.  Such was the case for several of the largest emerging market economies which had recently been engines of growth, including Brazil, Venezuela and Turkey (among others), all of which experienced significant deterioration in their fiscal accounts.

The collapse in oil prices has taken a larger than expected toll on the Colombian economy. In December of 2015, Colombia’s real GDP growth was 3.08% year-over-year driven mainly by retail, lodging, construction and financial activities. In addition, export revenue decreased by 34.9% year-over-year as of December 31, 2015, mostly as a result of the sharp decline in revenue from petroleum and derivatives. As of March 31, 2016, year-over-year export revenue decreased 35.7%, primarily for the same reasons as in 2015.

In April 2016, Colombia’s Central Bank increased its market intervention rate to 7.25% from 7% and is expected to continue its tightening policy given that the accumulated inflation rate at May 31, 2016 stood at 7.98%, above the 2% – 4% target rate of the Colombian Central Bank.  In addition, the Colombian peso has experienced a devaluation in the terms of its exchange rate to the U.S. dollar, the currency in which many of our financing arrangements are denominated, to an average of COP$3,249.04/US$1.00 for the first three months of 2016 compared to COP$2,469.33 /US$1.00 for the first three months of 2015.  The Central Bank has expressed its concern that a higher inflation rate, combined with the continued devaluation of the Colombian peso, could have a negative effect on consumer and raw material import prices.

The peace talks between the Colombian government and the Fuerzas Armadas Revolucionarias de Colombia (FARC) could soon bring Colombia’s long-standing internal conflict to its end. If the Colombian government achieves this historical agreement Colombia could experience a significant increase in its GDP growth and foreign direct investment.

Summary of Differences between Internal Reporting (Colombian IFRS and IFRS)

We prepare our interim and annual financial statements in accordance with our internal and local statutory reporting policies, which follow Colombian IFRS and differ in certain significant aspects from IFRS. The following tables present a reverse reconciliation from IFRS to Colombian IFRS of our consolidated net income for the three-month periods ended March 31, 2016 and 2015 and our net equity at March 31, 2016 and December 31, 2015:

	At March 31, 2016	At December 31, 2015	% Change
	(unaudited)	(audited)
	(Colombian pesos in millions)

Net equity (IFRS)	43,186,798	43,100,963	0.2%
Cash flow hedge for future company exports	(74,259)	(74,259)	0.0%
Exchange rate effects on tax bases – Deferred tax	1,894,451	2,205,064	(14.1)%
Net equity (Colombian IFRS)	45,006,990	45,231,768	(0.5)%

	For the three-month period ended March 31,		% Change
	2016	2015
	(unaudited)
	(Colombian pesos in millions)

Net income attributable to owners of Ecopetrol (IFRS)	669,572	(466,702)	(243.5)%
Cash flow hedge for future company exports	(57,804)	-	N/A
Exchange rate effects on tax bases – Deferred tax	(249,174)	626,732	(139.8)%
Net income attributable to owners of Ecopetrol (Colombian IFRS)	362,594	160,030	126.6%

The primary differences between Colombian IFRS and IFRS that apply to our results of operations are summarized below:

Cash flow hedge for future company exports. In September 2015, in order to hedge the effect of exchange rate volatility on Ecopetrol’s foreign currency debt, Ecopetrol’s board of directors approved a cash flow hedge for future crude oil exports. According to IAS 39 – Financial Instruments, Ecopetrol implemented this hedge beginning on October 1, 2015, the date on which it formally completed the hedging documentation.

Under Colombian IFRS, the Contaduría General de la Nación (CGN – National Accounting Office) issued Resolution 509, which allows companies to apply hedge accounting for non-derivative financial instruments from any date within the transition period or the first period of application of Colombian IFRS, even if such company has not yet formally documented the hedging relationship, the objective or the risk management strategy. Under these rules, Ecopetrol applied cash flow hedge accounting from January 1, 2015 in its financial statements under Colombian IFRS.

Exchange rate effects on tax bases – Deferred tax. According to IAS 12.41, companies with a U.S. dollar functional currency and profit or tax loss in Colombian pesos are required to recognize deferred taxes attributable to the difference between the carrying amounts of non-monetary assets in their financial statements and their respective tax bases converted from Colombian pesos to U.S. dollars using the exchange rate on the closing date. The effect of the temporary difference is charged to profit and losses without a cash outflow expected in the future. Under Colombian IFRS, the result attributable to the aforementioned difference does not generate deferred taxes at March 31, 2016.

Ecopetrol’s functional currency is the Colombian peso and it consolidates some subsidiaries whose functional currency is the U.S. dollar but who settled their taxes in Colombian pesos. As a result of the application of paragraph 41 – IAS 12, such subsidiaries are required to calculate deferred taxes under IFRS.

As a result of these accounting policy differences described above, for the three-month period ended March 31, 2016, our net income attributable to the owners of Ecopetrol as reported under IFRS is COP$669,572 million as opposed to a net income attributable to the owners of Ecopetrol of COP$362,594 million reported under Colombian IFRS for the same three-month period.

Results of operations for the three-month period ended March 31, 2016 compared to the three-month period ended March 31, 2015 under Colombian IFRS.

The following table sets forth the components of our unaudited interim condensed consolidated income statement for the three-month periods ended March 31, 2016 and 2015.

	For the three-month period ended March 31,
	2016	2015	% Change
	(unaudited)
	(Colombian pesos in millions)

Revenues	10,484,603	12,300,855	(14.8)%
Cost of sales	7,446,366	8,554,637	(13.0)%
Gross profit	3,038,237	3,746,218	(18.9)%

Operating expenses	1,439,099	1,388,370	3.7%
Operating income	1,599,138	2,357,848	(32.2)%
Financial Income (expenses), net	(135,873)	(1,530,274)	(91.1)%
Share of profit of associates and joint ventures	(27,418)	744	>500%
Income before income tax	1,435,847	828,318	73.3%

Income tax	824,947	472,376	74.6%
Consolidated net income	610,900	355,942	71.6%
Non-controlling interests	248,306	195,912	26.7%
Net income attributable to equity holders of Ecopetrol	362,594	160,030	126.6%

Total Revenues

The following table sets forth our foreign and local sales of crude oil, natural gas and refined products for the three-month periods ended March 31, 2016 and 2015.

	For the three-month period ended March 31,
	2016	2015	% Change
Crude oil:
Local sales (mbod)	15.8	20.1	(21.6)%
Foreign sales (mbod)	463.5	570.4	(18.7)%
Average price per local barrel (USD/bl)	19.1	34.8	(45.2)%
Average price per export barrel (USD/bl)	25.3	45.3	(44.2)%

Natural gas:
Local sales (mboed)	86.8	81.4	6.6%
Foreign sales (mboed)	1.6	16.2	(89.9)%
Average local price (USD/bl)	25.0	23.0	9.0%
Average export price (USD/bl)	22.6	27.5	(17.7)%

Refined products (including petrochemicals and industrial products):
Local sales (mboed)	289.6	276.6	4.7%
Foreign sales (mboed)	131.4	72.7	80.6%
Average local price per barrel (USD/bl)	46.6	65.8	(29.2)%
Average export price per barrel (USD/bl)	31.3	52.8	(40.7)%

In the three-month period ended March 31, 2016, total revenues decreased by 14.8% (COP$1,816,252 million) as compared to the same period in 2015, as a result of the combined effect of:

•	The decrease of COP$3,961,174 million in revenues, primarily resulting from the reduction of Ecopetrol’s average crude oil basket, natural gas and refining products by US$18.6 per barrel.

•	The increase in sales revenue of COP$1,903,183 million, primarily resulting from the devaluation of the Colombian peso against the U.S. dollar, from an average exchange rate of COP$2,469.33/US$1.00 in the first three months of 2015 to an average exchange rate COP$3,249.04/US$1.00 in the first three months of 2016.

•	Increased revenues from services provided by our transportation and logistics segment to third parties, mainly as a result of exchange rate effects on U.S. dollar-denominated transportation tariffs (COP$135,542) million.

•	An increase in sales volume of COP$106,129 million, primarily resulting from the net effect of:

-	Higher volumes sold of refined products and petrochemicals by 71.7 mboed, or COP$1,085,893 million, principally reflecting the startup of operations at our subsidiary Refinería de Cartagena S.A. (“Reficar”), growth in demand due to the increase in the number of vehicles in Colombia, and increased demand as a result of the closure of the Venezuelan border; partially offset by

-	Lower volumes sold of crude by 111.3 mboed, or COP$921,866 million, due to lower production and fewer purchases by third parties in the southern part of the country due to the closing of wells of certain producers as well as our providing crude to load Reficar; and

-	Lower volumes sold of gas by 9.2 mboed, or COP$57,898 million, principally due to lower exports, given the termination of our gas supply contract with Venezuela.

Costs and Expenses

The following table sets forth the components of our cost of sales, operating expenses and operating income for the three-month period ended March 31, 2016 and 2015.

	For the three-month period
	ended March 31,
	2016	2015	% Change
	(unaudited)
	(Colombian pesos in millions)
Fixed cost of sales	1,949,689	2,118,078	(8.0)%
Variable cost of sales	5,496,677	6,436,559	(14.6)%
Total cost of sales	7,446,366	8,554,637	(13.0)%
Operating expenses	1,439,099	1,388,370	3.7%
Operating income	1,599,138	2,357,848	(32.2)%

Cost of sales

Our total cost of sales is comprised of a fixed portion and a variable portion:

Our fixed cost of sales includes, among other items, contracted services, labor costs, maintenance, taxes and depreciation. Our fixed cost of sales decreased by 8.0% (COP$168,389 million) in the three-month period ended March 31, 2016 as compared to the same period in 2015, primarily as a result of:

a) The following decreases:

•	A COP$168,083 million decrease in maintenance and contracted services costs, mainly due to: 1) cost efficiencies achieved as a result of the execution of our transformation plan, 2) lower operating costs in relation to our partnership contracts in the Rubiales and Quifa fields, which in turn resulted from the downsizing of personnel leading to lower costs for canteen and facilities, catering, hotels, air and ground transportation, 3) lower operating costs at the Casanare field due to the closing of six wells and optimizing contracts; and 4) the restructuring of services and quantities and the renegotiation of rates under our framework maintenance contracts at our fields.

•	A COP$94,632 million decrease in labor costs principally resulting from a decrease in the variable compensation paid to our employees.

b) The following increases:

•	A COP$90,547 million increase in the depreciation of property, plant and equipment, which resulted mainly from the startup of operations at Reficar and increased capitalization of maintenance at the Barrancabermeja refinery.

•	A COP$3,779 million increase in other minor items.

Our variable cost of sales includes, among other items, purchases of hydrocarbons from the Agencia Nacional de Hidrocarburos (the “National Agency of Hydrocarbons” or “ANH”), purchases of crude oil from business partners, imported products, hydrocarbon transportation services, depletion of fields and inventories. Our variable cost of sales decreased by 14.6% (COP$939,882 million) in the three-month period ended March 31, 2016 as compared to the same period in 2015 primarily as a result of:

a) A COP$843,531 million decrease in the purchase costs of crude oil, gas and refined products due to the net effect of:

•	A COP$1,676,050 million decrease due to lower average purchase prices due to the continuing decline in international benchmark prices during the first three months of 2016.

•	A COP$757,140 million increase in the average exchange rate of the Colombian peso against the U.S. dollar, which led to increased costs in Colombian peso terms.

•	A COP$75,379 million increase in volumes purchased from third parties, principally due to an increase in our imports of crude oil to load Reficar; partially offset by 1) lower purchases of local crude oil due to the closing of wells of certain third-party producers in the southern part of the country, and 2) a decrease in our fuel imports due to the startup operations at Reficar.

b) Decreased transportation costs in an amount of COP$86,205 million, mainly due to lesser use of tanker trucks and fewer capacity purchases as a result of the increased availability of pipelines, which in turn resulted from operational stability and improved operating conditions during 2015 and 2016.

c) Other minor variable items resulting in a decrease of COP$10,146 million.

Operating expenses

In the three-month period ended March 31, 2016 as compared to the same period in 2015, our operating expenses increased by 3.7% (COP$50,729 million), mainly due to costs associated with our environmental compliance projects.

Financial income (expenses), net

The following table sets forth our financial income (expenses), net for the three-month periods ended March 31, 2016 and 2015.

	For the three-month period
	ended March 31,
	2016	2015	% Change
	(Colombian pesos in millions)
Foreign exchange gain (loss), net	624,612	(1,174,852)	(153.2)%
Interest expense	(667,090)	(291,785)	128.6%
Other liabilities financial costs(1)	(145,858)	(134,320)	8.6%
Other finance income (expenses), net	52,463	70,683	(25.8)%
Finance income (expenses), net	(135,873)	(1,530,274)	(91.1)%

(1)	Includes finance cost of asset retirement obligations and post-employment benefits liabilities.

Our financial income (expenses), net was negative and the expenses decreased by COP$1,394,401 million as a result of the net effect of:

•	An exchange rate gain of COP$624,612 million in the first three months of 2016 compared with a loss of COP$1,174,852 million in the same period of 2015, which resulted from the effect of the appreciation of the Colombian peso against the U.S. dollar on our net U.S. dollar liability position at March 31, 2016 compared to at December 31, 2015. The exchange rates were COP$3,149.47 and COP$3,022.35 at December 31, 2015 and March 31, 2016, respectively.

•	A COP$375,305 million increase in interest expense derived from an increased level of indebtedness as well as the negative effect the of the average exchange rate on interest due on our foreign debt for the three months ended March 31, 2016 compared to the three months ended March 31, 2015. The average exchange rates for the three months ended March 31, 2016 and 2015 were COP$3,249.04 and COP$2,469.33, respectively.

•	A COP$29,758 million increase in other financial expenditures due to the valuation of assets and financial liabilities, management fees and fees related to the issuance of securities, among others.

Income before income taxes

Income before income taxes increased by 73.3% in the three-month period ended March 31, 2016, as compared to the same period in 2015, as a result of the above mentioned factors.

Provision for income tax

The 74.6% increase in our income tax expenditure is primarily due to the positive effect of the exchange rate gain on our liability position during the first three months of 2016 as compared to the corresponding period of 2015. The effective income tax rate for the first quarter of 2015 was 57.0% and 57.5% for the same period in 2016.

Net income attributable to equity holders of Ecopetrol

As a result of the foregoing, net income attributable to the equity holders of Ecopetrol increased by 126.6% (COP$202,564 million) in the three-month period ended March 31, 2016 as compared to the same period in 2015.

Liquidity and Capital Resources

Liquidity

Our principal sources of liquidity in the three-month period ended March 31, 2016 were cash generated from operations in an amount of COP$3,724,849 million and cash from financing activities, mainly from additional indebtedness, which totaled COP$788,142 million.

Our principal uses of liquidity in the three-month period ended March 31, 2016 were: a) COP$1,421,270 million for investments in natural and environmental resources and reserves, and additions to our property, plant and equipment and intangibles; b) COP$596,024 million for interest payments and c) dividend payments amounting to COP$1,058,048 million.

For 2016, on a consolidated basis, we expect our major cash needs to include planned capital expenditures amounting to range between US$3.0 billion and US$3.4 billion, approximately 46.6% of which corresponds to exploration and production activities, 37.8% to refining and petrochemical activities and 15.6% to transportation and logistics.

Use of Funds

Capital Expenditures

We plan to meet our budgeted capital expenditures for 2016 mainly through cash from internal cash generation, the divestment of non-strategic assets and new financings. We believe that we have borrowing capacity, as we have an investment grade rating, and access to capital markets in Colombia and abroad.

Cash from operating activities

Net cash provided by operating activities increased by 12.9% (COP$425,853 million) in the three-month period ended March 31, 2016, as compared to the same period in 2015, mainly as a result of lower working capital needs, which was partially offset a 18.9% decrease in our gross profit resulting from the decrease in international prices of crude oil.

Cash used in investing activities

For the three-month period ended March 31, 2016, net cash used in investing activities decreased to COP$$1,314,621 million as compared to COP$4,369,805 million in the same period of 2015. This decrease is mainly the result of: a) lower capital expenditures of COP$1,565,374 million, primarily resulting from the high level of investments we made in connection with the start-up of Reficar’s modernization project made in 2015; b) lower net cash used to purchases and sale of financial assets of COP$1,425,570 and c) net cash inflows of COP$64,240 million, resulting primarily from proceeds from sales of non-strategic assets.

Cash provided (used) in financing activities

For the three-month period ended March 31, 2016, net cash used in financial activities was COP$865,930 compared to net cash provided by financing activities of COP$3,910,655 for the same period in 2015, a change of COP$4,776,585 million mainly due to a decrease in disbursements from borrowings of COP$3,900,241 million as compared with the same period of 2015, which was partially offset by COP$876,344 million increase in dividends paid during the first three months of 2016 as compared to the corresponding period of 2015.

Dividends

On March 31, 2016, our shareholders at the ordinary general shareholders’ meeting did not approve a distribution of dividends for 2015 due to the net loss recorded by Ecopetrol in 2015.

Subsequent events

•	On June 1, 2016, we sold 191,639,698 shares of Empresa de Energía de Bogotá S.A. E.S.P. for a total of COP$347,826 million through the second auction held under the second stage of the divestment program to divest and sell our shares in Empresa de Energía de Bogotá S.A. E.S.P. We are entitled to hold up to two additional auctions to sell the remaining 86,585,888 shares we have, at the time and in the manner specified in the respective offering notice.

•	On May 16, 2016, we entered into a bilateral credit agreement in the aggregate amount of US$300 million with Export Development Canada (EDC), an export promotion agency of the government of Canada. The loan has a five-year tenor, with interest payable semiannually at a rate of LIBOR + 140 basis points, and does not require guarantees, nor is it associated with the execution of a particular project by us. With this loan, we achieved approximately 50% of our financing needs for 2016. The resources from the loan will be used to finance the 2016 investment plan and for general corporate purposes.

•	On April 12, 2016, we sold 45,295,034 shares of Electric Interconnection Company S.A. E.S.P. for a total of COP$377,081 million through the second auction held under the second stage of the divestment program to divest and sell our shares in Electric Interconnection Company S.A. E.S.P. We are entitled to hold up to two additional auctions to sell the remaining 13,630,446 shares we have, at the time and in the manner specified in the respective offering notice.

FORWARD-LOOKING STATEMENTS

This current report on Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “should,” “plan,” “potential,” “predicts,” “prognosticate,” “project,” “target,” “reach,” “seek,” “contemplate”, “achieve” and “intend,” among other similar expressions, are understood as forward-looking statements. These factors may include the following:

•	our exploration and production activities, including drilling;

•	import and export activities;

•	our liquidity, cash flow and sources of funding;

•	our projected and targeted capital expenditures and other cost commitments and revenues; and

•	dates by which certain areas will be developed or will come on-stream.

Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	competition;

•	our ability to obtain financing;

•	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;

•	uncertainties inherent in making estimates of our reserves;

•	significant political, economic and social developments in Colombia and other countries where we do business;

•	natural disasters, military operations, terrorist acts, wars or embargoes;

•	regulatory developments, including regulations related to climate change;

•	receipt of government approvals and licenses

•	technical difficulties; and

•	other factors discussed in the Form 20-F under “Risk Factors.”

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this current report on Form 6-K.